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                           June 23, 2021

       John Wenger
       Chief Financial Officer
       Contact Gold Corp.
       400 Burrard St., Suite 1050
       Vancouver, BC Canada V6C 3A6

                                                        Re: Contact Gold Corp.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed June 17, 2021
                                                            File No. 024-11290

       Dear Mr. Wenger:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Kenneth G. Sam